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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03014482

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53620

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 29, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

J. P. MATRIX PARTNERS L. L. C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

157 Broad Street, Suite 107A
(No. and Street)

Red Bank, NJ 07701
(City) (State) (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 0 3 2003

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent Leone (212) 289-4001
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider & Associates LLP
(Name — if individual, state last, first, middle name)

100 Jericho Quadrangle, Suite 236, Jericho, NY 11753
(Address) (City) (State) Zip Code)

CHECK ONE:
- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Judy Payer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J. P. Matrix Partners, L. L. C., as of December 31, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

Commission expires April 4, 2006

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal control structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J. P. MATRIX PARTNERS L. L. C.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

FOR THE PERIOD FROM
APRIL 29, 2002 TO DECEMBER 31, 2002

J. P. MATRIX PARTNERS L. L. C.
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE PERIOD FROM APRIL 29, 2002 TO DECEMBER 31, 2002

CONTENTS

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
SEC Practice Section
New York State Society of CPAs

767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT

J. P. Matrix Partners L. L. C.
Red Bank, New Jersey

We have audited the accompanying statement of financial condition of J. P. Matrix Partners L. L. C. as of December 31, 2002, and the related statements of operations, changes in member's equity and cash flows for the period from April 29, 2002 to December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. P. Matrix Partners L. L. C. as of December 31, 2002, and the results of its operations and its cash flows for the period from April 29, 2002 to December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedule, Computation of Net Capital, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jericho, New York
February 20, 2003

J. P. MATRIX PARTNERS L. L. C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$ 4,308
Due from clearing firm	1,344,319
Clearing firm deposit	100,020
Securities owned, at market value	240,265
Equipment – net	6,630
Total assets	$1,695,542

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 46,460
Securities sold, not yet purchased, at market value	819,152
Total liabilities	865,612
Contingencies (see notes)	
Member's equity	829,930
Total liabilities and member's equity	$1,695,542

See accompanying notes to financial statements.

J. P. MATRIX PARTNERS L. L. C.
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM APRIL 29, 2002 TO DECEMBER 31, 2002

Revenues	
Interest and other income	$ 16,458
Net trading losses	(396,223)
	(379,765)
Expenses	
Compensation and benefits	12,995
Clearing and execution	173,557
Communications and occupancy	112,703
Other operating expenses	81,155
Interest expense	9,995
	390,405
Net loss	$(770,170)

See accompanying notes to financial statements.

J. P. MATRIX PARTNERS L. L. C.
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD FROM APRIL 29, 2002 TO DECEMBER 31, 2002

BALANCE, April 29, 2002	$ 550,100
Capital contributions	1,050,000
Net loss for the period	(770,170)
BALANCE, December 31, 2002	$ 829,930

See accompanying notes to financial statements.

J. P. MATRIX PARTNERS L. L. C.
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM APRIL 29, 2002 TO DECEMBER 31, 2002

Increase (decrease) in cash	
Cash flows from operating activities	
Net loss	$ (770,170)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	737
(Increase) in operating assets:	
Due from clearing firm	(1,344,319)
Clearing firm deposit	(100,020)
Securities owned, at market value	(240,265)
Increase in operating liabilities:	
Accounts payable and accrued expenses	46,460
Securities sold, but not yet purchased, at market value	819,152
Total adjustments	(818,255)
Net cash used in operating activities	(1,588,425)
Cash flows from investing activities	
Purchase of equipment	(7,367)
Cash flows from financing activities	
Capital contributions	1,050,000
Net decrease in cash	(545,792)
Cash at April 29, 2002	550,100
Cash at December 31, 2002	$ 4,308
SUPPLEMENTAL INFORMATION:	
Cash paid during the year for:	
Interest	$ 9,995

See accompanying notes to financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

J. P. Matrix Partners L. L. C., a New Jersey limited liability company, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company became a member of the National Association of Securities Dealers, Inc. ("NASD") on April 29, 2002, and commenced brokerage operations on that date. The Company primarily trades securities on a proprietary basis with other broker-dealers, but also executes securities transactions in listed and over-the-counter securities and makes markets in over-the-counter equities. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. Accordingly, the Company does not carry securities accounts for customers nor does it perform custodial functions related to the securities in those accounts. The Company's headquarters are located in Red Bank, New Jersey.

The Company is wholly-owned by 333 Matrix Partners, LLC ("333 Matrix"), a New Jersey limited liability company.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements include the accounts and operations of the Company from April 29, 2002 (the date of its membership in the NASD) to December 31, 2002.

The Company records securities transactions and related revenue and expenses on a trade date basis. Securities positions are carried at market value with unrealized gains and losses reflected in the Statement of Operations.

Depreciation of fixed assets is provided on a straight-line basis over the estimated useful life of the respective assets.

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2002.

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

J. P. MATRIX PARTNERS L. L. C.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES – continued

As an LLC, the Company is not subject to federal or state income tax, and thus no federal or state income tax expense has been recorded in the accompanying financial statements. The Company's tax basis operating results are reported in the tax returns of 333 Matrix, from which the members determine their proportionate share of membership taxable income or loss.

NOTE 3 - DUE FROM CLEARING FIRM

At December 31, 2002, this balance consisted of cash and money market funds totaling $1,321,449 and a monthly clearing firm receivable of $22,870.

NOTE 4 - CLEARING FIRM DEPOSIT

The Company's deposit with its clearing firm consists of money market funds.

NOTE 5 - SECURITIES OWNED and SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased consist of corporate stocks recorded at quoted market values, as follows:

Owned	Sold, not yet purchased
$240,265	$819,152

NOTE 6 - EQUIPMENT

Equipment consists of the following:

		Estimated Useful Life
Office equipment	$7,367	5 years
Less: Accumulated depreciation	(737)	
	$6,630	

Depreciation expense was $737 for the year.

NOTE 7 - MEMBER'S EQUITY

During the period from April 29, 2002 to December 31, 2002, 333 Matrix made capital contributions of $1,050,000 to the Company.

NOTE 8 - CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and securities inventories. The Company maintains all inventory positions and most of its cash balances at its clearing firm.

NOTE 9 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company executes, as agent or principal, securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company attempts to mitigate the risk of default by reviewing, as necessary, the credit standing of the counterparty.

The Company has sold securities that it does not currently own and will therefore be required to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2002 at market values of the related securities ($819,152) and will incur a loss if the market value of the securities increases subsequent to December 31, 2002.

NOTE 10 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital, as defined, at the greatest of 12-1/2% of aggregate indebtedness, as defined; a computation based on market making activity, as defined; or $100,000, and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002, the Company had net capital and net capital requirements of $625,636 and $185,000, respectively. The Company's ratio of aggregate indebtedness to net capital was .07 to 1.

SUPPLEMENTARY SCHEDULES

J. P. MATRIX PARTNERS L. L. C.
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2002

The Company claims exemption from the requirements of Rule 15c3-3, under section (k) (2) (ii) because as an introducing broker-dealer it clears all transactions with and for customers on a fully disclosed basis with its clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer which carries all of the accounts of such customers and maintains and preserves such books and records thereto.

J. P. MATRIX PARTNERS L. L. C.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2002

Computation of Net Capital

Member's equity		$ 829,930
Nonallowable assets:		
Equipment – net		6,630
Net capital before haircuts on securities		823,300
Haircuts on securities:		
Money market funds	$ 9,344	
Equities	128,195	
Undue concentration	60,125	197,664
Net capital		625,636
Minimum capital requirement - the greatest of $100,000, 12-1/2% of aggregate indebtedness of $46,460, or market-making activity, as defined		185,000
Excess net capital		$ 440,636
Ratio of aggregate indebtedness to net capital		.07 to 1
Schedule of aggregate indebtedness:		
Accounts payable and accrued expenses		$ 46,460

No material differences exist between the above computation and the computation included in Part IIA of Form X-17a-5 as of December 31, 2002.

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
SEC Practice Section
New York State Society of CPAs
----
767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

J. P. Matrix Partners L. L. C.
Red Bank, New Jersey

In planning and performing our audits of the financial statements of J. P. Matrix Partners L. L. C. for the period from April 29, 2002 to December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure, policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions

are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Schneider & Associates LLP

Jericho, New York
February 20, 2003